November 3, 2011

VIA EDGAR

Mr. Larry L. Greene, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: State Farm Mutual Fund Trust

Dear Mr. Greene:

State Farm Mutual Fund Trust (the “Trust”) filed a preliminary proxy statement with the Commission on August 31, 2011. You provided comments to that filing in a phone call on September 8, 2011. The Trust filed its definitive proxy statement on September 30, 2011. This letter is the formal response to the United States Securities and Exchange Commission’s (the “Commission’s”) comments received on September 8, 2011.

The Trust hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings of its proxy statements,

•

comments from the Commission’s staff or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below I describe the Commission’s comments to the Trust’s filing and indicate how the Trust responded to those comments.

Comment #1 –At the Trust’s shareholder meeting scheduled to occur on December 16, 2011 (the “Meeting”), the shareholders of the S&P 500 Index Fund will be asked to vote to approve an amendment to the existing Investment Advisory and Management Services Agreement between the Trust and State Farm Investment Management Corp. (“SFIMC”), and will be asked to approve an Investment Sub-Advisory Agreement between the Trust, SFIMC and BlackRock Fund Advisors (“BFA”). These changes relate to converting the Trust’s S&P 500 Index Fund from a feeder fund that invests all of its assets in a series of Master Investment Portfolio (namely, the S&P 500 Stock Master Portfolio) into a stand-alone fund that invests its assets in portfolio securities. These actions are referred to in this letter as the “proposed de-spoking.” Is the proposed de-spoking of the S&P 500 Index Fund an “offer,” “offer to sell,” “offer for sale,” or “sale” pursuant to Rule 145 promulgated under the Securities Act of 1933 (17 C.F.R. 230.145)?

Response #1 – No, because the proposed de-spoking transaction for the S&P 500 Index Fund does not involve the types of transactions described in sub-sections (a)(1), (a)(2) or (a)(3) of Rule 145.

Rule 145 under the Securities Act of 1933 is designed to make available the protection provided by registration under the Securities Act of 1933 to persons who are offered securities in a business combination of the type described in paragraphs (a)(1), (a)(2) and (a)(3) of Rule 145. The thrust of the rule is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.

Rule 145(a) provides that the registration provisions of the Securities Act of 1933 apply so far as the security holders of the corporation are concerned where pursuant to statutory provisions of the jurisdiction under which such corporation is organized, or pursuant to provisions contained in its certificate of incorporation, or otherwise, there is submitted for a vote or consent of such security holders a plan or agreement for:

(1)	A reclassification of securities of such corporation, other than a stock split, reverse stock split, or change in par value, which involves the substitution of a security for another security;

(2)	A statutory merger or consolidation or similar plan of acquisition in which securities of such corporation held by such security holders will become or be exchanged for securities of any other person, unless the sole purpose of the transaction is to change an issuer’s domicile solely within the United States: or

(3)	A transfer of assets of such corporation or other person, to another person in consideration of the issuance of securities of such other person or any of its affiliates if:

i.	Such plan or agreement provides for dissolution of the corporation or other person whose security holders are voting or consenting; or

ii.	Such plan or agreement provides for a pro rata or similar distribution of such securities to the security holders voting or consenting; or

iii.	The board of directors or similar representatives of such corporation or other person, adopts resolutions relative to paragraph (a)(3)(i) or (ii) of this section within 1 year after the taking of such vote or consent; or

iv.	The transfer of assets is a part of a pre-existing plan for distribution of such securities, notwithstanding (i), (ii) or (iii), above.

The proposed de-spoking of the S&P 500 Index Fund does not involve a reclassification of securities of the S&P 500 Index Fund as described in Section 145(a)(1) because there is no substitution of the securities issued by the S&P 500 Index Fund for another security. The vote or consent of S&P 500 Index Fund shareholders at the Meeting similarly does not involve a statutory merger or consolidation described in Section 145(a)(2) because securities issued by the S&P 500 Index Fund will not become, or be exchanged for, the securities of any other person.

Lastly, Section 145(a)(3) is not implicated because the S&P 500 Index Fund is not seeking a vote or consent from its shareholders to transfer Fund assets in consideration of the issuance of securities of the transferee or its affiliates.

Rather than involving a type of transaction addressed by Section 145(a)(1-3), the proposed de-spoking transaction simply involves the S&P 500 Index Fund redeeming its interest in the S&P 500 Stock Master Portfolio, the master fund into which it currently invests, all of which will result in the S&P 500 Index Fund receiving cash and other assets currently held by the S&P 500 Stock Master Portfolio.

Comment #2 – Do the current prospectuses for the S&P 500 Index Fund state that the S&P 500 Index Fund may be de-spoked?

Response #2 – Yes, the current prospectuses address the issue of what might happen to the S&P 500 Index Fund if it is de-spoked. The prospectuses for the S&P 500 Index Fund include the following disclosure:

Feeder Fund Rights. Under the master/feeder structure, the Board of Trustees retains the right to withdraw the assets of the S&P 500 Index Fund or a LifePath Fund from a Master Portfolio if it believes doing so is in the best interests of the Fund and its shareholders. If the Board withdraws assets of any such Fund from a Master Portfolio, it would then consider whether that Fund should invest in another master portfolio or take other action.

Comment #3 – The preliminary proxy statement related to the Meeting describes the tax impact of the proposed de-spoking of the S&P 500 Index Fund. That disclosure should be converted to plain English.

Response #3 – Agreed. The Trust changed the language describing the tax impact of the proposed de-spoking in its definitive proxy statement to plain English. The definitive proxy statement includes the following disclosure:

Tax Impact of the Reorganization: In the opinion of the Trust’s counsel, K&L Gates LLP, and based on certain representations of the Fund, for federal income tax purposes, the distributions pursuant to the Reorganization of portfolio securities to the Fund in liquidation of its interest in the S&P 500 Stock Master Portfolio will not be taxable to the Fund or its shareholders. If, contrary to the opinion from the Trust’s counsel, the Fund did recognize gain for federal income tax purposes in connection with distributions pursuant to the Reorganization, any such gain would be passed through to Fund shareholders in the form of higher dividend distributions. The Fund may recognize a loss for federal income tax purposes, which would be available for offset against its taxable gains in the current year or future taxable years.

Comment #4 – The Trust should consider disclosing the risks to the S&P 500 Index Fund shareholders if the Trust’s counsel has provided an incorrect opinion.

Response #4 – Agreed. The disclosure contained in the definitive proxy statement discusses the risks to the Fund shareholders if the Trust’s counsel is incorrect.

Comment #5 – The Trust should file with the Commission a copy of the legal opinion it receives from its counsel. The filing with the Commission should be part of the 14A definitive filing.

Response #5 – The Trust respectfully declines to file a copy of the legal opinion from its counsel as part of its 14A definitive filing. As discussed in Response #1 above, the proposed de-spoking of the S&P 500 Index Fund does not involve a reclassification of securities, a statutory merger or consolidation or similar plan of acquisition, or a transfer of assets in consideration for the issuance of securities under Rule 145(a). Accordingly, the proposed de-spoking transaction is not a taxable event for the S&P 500 Feeder Fund’s shareholders. The opinion was requested to understand the tax ramifications, if any, of the proposed de-spoking transaction to the Fund itself. Namely, the proposed de-spoking entails the S&P 500 Index Fund’s redemption of its interest in the S&P Stock Master Portfolio, which will result in the S&P 500 Index Fund receiving cash and other assets currently held by the S&P 500 Stock Master Portfolio. The purpose and effect of the proposed de-spoking is to discontinue the feeder-fund structure of the S&P 500 Index Fund so that it is a stand-alone fund that invests in portfolio securities. Moreover, we are unaware of any requirement in Schedule 14A for the Trust to file such an opinion with the Commission. For the foregoing reasons, and because the proposed de-spoking transaction is not the type of transaction that would require the use of Form N-14, the Trust did not initially file the legal opinion as an exhibit to its definitive proxy statement.

Comment #6 – The Trust included a chart on page 3 of the preliminary proxy statement describing the investment advisory and management services fees paid by the S&P 500 Index Fund before and after the proposed de-spoking. Any chart included in the final proxy statement describing such fees should comply with Item 22(a)(3)(iv) of Form 14A.

Response #6 – Agreed. The Trust has removed the chart from its definitive proxy statement because the chart does not comply with Item 22(a)(3)(iv) of Form 14A, which provides:

(3) General disclosure. Furnish the following information in the proxy statement of a Fund or Funds: . . .

(iv) If the action to be taken would, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Fund or its shareholders, provide a table showing the current and pro forma fees (with the required examples) using the format prescribed in the appropriate registration statement form under the Investment Company Act of 1940 (for open-end management investment companies, Item 3 of Form N-1A (§ 239.15A); for closed-end management investment companies, Item 3 of Form N-2 (§ 239.14); and for separate accounts that offer variable annuity contracts, Item 3 of Form N-3 (§ 239.17a)).

The Trust has not substituted an expense table prescribed by Item 3 of Form N-1A for the chart removed from the preliminary proxy statement because the Trust believes that Item 22(a)(3)(iv) does not apply to the proposed de-spoking of the S&P 500 Index Fund. If the S&P 500 Index

Fund shareholders approve the proposed de-spoking of the Fund, management fees reflected in the S&P 500 Index Fund’s prospectuses will decrease, and the proposed de-spoking will have no impact on other fees paid by the S&P 500 Index Fund and its shareholders. Item 22(a)(3)(iv) of Form 14A only applies if the action to be taken would, directly or indirectly, “establish a new fee or expense or increase any existing fee or expense to be paid by the Fund or its shareholders.”

The prospectuses for the S&P 500 Index Fund are prepared according to the instructions of Form N-1A. As a feeder fund, the S&P 500 Index Fund currently shows its management fees as 0.20% in the fee table in each of its prospectuses. The 0.20% includes two components: 0.15% of management fees payable to SFIMC as investment adviser and 0.05% for management fees indirectly incurred as a result of the S&P 500 Index Fund’s investment of its assets into the S&P 500 Stock Master Portfolio. This presentation is required by instruction (d)(i) to Item 3 of Form N-1A, which provides:

If the Fund is Feeder Fund, reflect the aggregate expenses of the Feeder Fund and the Master Fund in a single fee table using the captions provided. In a footnote to the fee table, state that the table and Example reflect the expenses of both the Feeder and Master Funds.

After the proposed de-spoking, there will be no fees relating to investing in the Master Fund and 0.18% will be reflected in management fees in the S&P 500 Index Fund’s fee tables, all of which is payable to SFIMC as investment adviser.

Comment #7 – On page 4 of the preliminary proxy statement, the Trust refers to expenses incurred indirectly by the S&P 500 Index Fund. Explain this concept better and earlier in the discussion.

Response #7 – Agreed. The Trust included the following disclosure earlier in the discussion in its definitive proxy statement:

The prospectuses for the Fund currently disclose the management fees for each share class of the S&P 500 Index Fund as 0.20% of average daily net assets on an annual basis. The 0.20% includes two components: 0.15% of that amount relates to the investment advisory and management services fee the Fund pays to the Manager. The other 0.05% relates to the advisory fee that feeder fund investors, such as the S&P 500 Index Fund, incur as a result of their investment in the S&P 500 Stock Master Portfolio. After the Reorganization, the management fees paid by S&P 500 Index Fund shareholders which are reflected in Fund prospectuses will decrease from 0.20% to 0.18% of average daily net assets on an annual basis, resulting in a 0.02% savings to Fund shareholders on an annual basis.

Comment #8 – On page 8 of the preliminary proxy statement the Trust indicates that BFA currently serves as sub-adviser to State Farm Variable Product Trust’s Large Cap Equity Index Fund, a fund with an investment objective substantially similar to the investment objective of the S&P 500 Index Fund. Disclose in the definitive proxy statement whether the investment strategies and policies of the two funds likewise will be substantially similar after the proposed de-spoking.

Response #8 – Agreed. On pages 8-9 of the definitive proxy statement, the Trust discloses the following (new text is denoted by underlining):

Prior to the Board meeting, the Manager had sent to BFA a request for information to be provided to the Board in connection with their consideration of a similar sub-advisory agreement between the Manager, BFA and State Farm Variable Product Trust, another registered investment company advised by the Manager. BFA serves as sub-adviser to State Farm Variable Product Trust’s Large Cap Equity Index Fund (the “Large Cap Index Fund”), a fund with an investment objective substantially similar to the investment objective of the Trust’s S&P 500 Index Fund. If S&P 500 Index Fund shareholders approve Proposal 1, the Manager anticipates that the Large Cap Index Fund and the S&P 500 Index Fund will have substantially similar investment strategies and policies as well. BFA provided materials to the Manager that included responses to that request. The Manager provided the Board those materials and other information the Manager believed useful in evaluating the Proposed BFA Sub-Advisory Agreement, including a report prepared by Strategic Insight, an independent fund tracking organization, relating to the expenses of the Fund and relating to the performance of the Large Cap Index Fund. In addition, the Board had received and reviewed a memorandum from the independent counsel to the Independent Trustees regarding their responsibilities.

Comment #9 – On page 17 of the preliminary proxy statement, the Trust discusses abstentions and broker non-votes. The Trust indicated that in tallying shareholder votes, abstentions are counted for purposes of determining whether a quorum is present. On page 17 of the preliminary proxy statement the Trust also discusses quorum and adjournment. The Trust indicated that the persons named as proxies will vote in favor of adjournment if they determine that such adjournment and additional solicitation are reasonable and in the interest of the Fund’s shareholders. The Trust should consider disclosing how the proxies will vote the interests of abstaining shareholders in the event that the proxies are requested to vote in favor of an adjournment.

Response #9 – Agreed. The Trust changed the applicable language to read as follows in its definitive proxy statement (underlining denotes new text):

Abstentions and Broker Non-Votes. In tallying shareholder votes, abstentions are counted for purposes of determining whether a quorum is present for a meeting. Abstentions are not counted for any other purposes, including for the purpose of adjourning a shareholder meeting. The treatment and effect of broker non-votes is not applicable because the Trust’s shares are not sold through broker-dealers other than Management Corp.

Comment #10 – Regarding the form of the proxy card, does the Trust intend that S&P 500 Index Fund shareholders vote separately on sub-proposal one and sub-proposal two?

Response #10 – Yes. This is explained on page 2 of the definitive proxy statement where the Trust states:

Shareholder approval of Proposal 1 is dependent upon each Sub-Proposal being approved by shareholders of the Fund. In other words, Proposal 1 will be approved only if both Sub-Proposals are approved by Fund shareholders. If either Sub-Proposal is rejected by Fund shareholders, Proposal 1 fails.

Should you have any questions or need additional information please give me a call.

Sincerely,

David M. Moore
Assistant Secretary
State Farm Mutual Fund Trust
(309) 766-1908